UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

FORM 6-K
REPORT OF FOREIGN PRIVATE ISSUER
PURSUANT TO RULE 13a-16 OR 15d-16 UNDER
THE SECURITIES EXCHANGE ACT OF 1934
For the month of November 2021
Commission File Number: 001-38353

PagSeguro Digital Ltd.
(Name of Registrant)
Av. Brigadeiro Faria Lima, 1384, 4º andar, parte A
São Paulo, SP, 01451-001, Brazil
+55 11 3038 8127
(Address of Principal Executive Office)

Indicate by check mark whether the registrant files or will file annual reports under cover of Form 20-F or Form 40-F.
Form 20-F ☒    Form 40-F ☐
Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(1):
Yes ☐    No ☒
Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(7):
Yes ☐    No ☒

1234 5678 9101 7788
RODRIGO C PEREIRA

3Q21 Results

Unaudited Condensed Consolidated Interim Financial Statements

PagSeguro Digital Ltd.

November 11, 2021

PagBank PagSeguro

PagBank
Investir
Valor da aplicação
R$ 5.000,00
200% do CDI
Detalhes da aplicação
CDB Liquidez Diária

PagSeguro Digital Ltd.
Unaudited condensed consolidated interim financial statements
As of September 30, 2021 and for the three and nine-month periods ended September 30, 2021 and 2020

PagSeguro Digital Ltd.

Unaudited condensed consolidated interim balance sheet
As of September 30, 2021 and December 31, 2020
(All amounts in thousands of reais)

	Note	September 30, 2021	December 31, 2020

Assets
Current assets
Cash and cash equivalents	5	1,122,388	1,640,065
Financial investments	6	1,000,877	979,837
Accounts receivable	7	20,122,692	16,042,970
Inventories		86,214	30,429
Tax receivable	8	545,682	388,975
Other receivables		129,605	164,805
Total current assets		23,007,458	19,247,081

Non-current assets
Accounts receivable	7	179,855	33,570
Judicial deposits		38,413	7,449
Deferred income tax and social contribution	18	88,749	83,296
Other receivables		14,094	10,293
Investment		15,956	16,400
Property and equipment	11	2,148,295	1,802,613
Intangible assets	12	1,467,279	1,123,620
Total non-current assets		3,952,641	3,077,241

Total assets		26,960,099	22,324,322

The accompanying notes are an integral part of these unaudited condensed consolidated interim financial statements.

PagSeguro Digital Ltd.

Unaudited condensed consolidated interim balance sheet
As of September 30, 2021 and December 31, 2020
(All amounts in thousands of reais)

	Note	September 30, 2021	December 31, 2020

Liabilities and equity
Current Liabilities
Payables to third parties	13	11,068,114	10,101,510
Trade payables		377,589	335,539
Payables to related parties	9	369,501	58,336
Deposits	14	2,458,376	571,996
Salaries and social security charges	15	247,283	175,198
Taxes and contributions	16	38,231	26,042
Provision for contingencies	17	24,407	17,063
Deferred revenue		180,984	186,219
Other liabilities		56,111	102,572
Total current liabilities		14,820,596	11,574,475

Non-current liabilities
Deferred income tax and social contribution	18	1,350,460	1,132,595
Deposits	14	211,769	194,090
Provision for contingencies	17	12,807	11,741
Deferred revenue		21,876	27,336
Other liabilities		85,798	56,626
Total non-current liabilities		1,682,710	1,422,388

Total liabilities		16,503,306	12,996,863

Equity
Share capital	19	26	26
Treasury shares	19	(199)	(13,609)
Capital reserve	19	6,035,110	5,784,288
Retained earnings	19	4,431,228	3,566,522
Equity valuation adjustments	19	(22,372)	(22,372)
Other comprehensive income	19	577	491
		10,444,370	9,315,346

Non-controlling interests		12,423	12,113

Total equity		10,456,793	9,327,459

Total liabilities and equity		26,960,099	22,324,322

The accompanying notes are an integral part of these unaudited condensed consolidated interim financial statements.

PagSeguro Digital Ltd.

Unaudited condensed consolidated interim statement of income
For the three and nine-month periods ended September 30, 2021 and 2020
(All amounts in thousands of reais unless otherwise stated)

		Three-month period		Nine-month period
	Note	September 30, 2021	September 30, 2020	September 30, 2021	September 30, 2020

Revenue from transaction activities and other services	21	1,792,161	1,211,971	4,725,259	3,035,237
Financial income	21	937,743	544,755	2,381,336	1,566,270
Other financial income	21	45,861	24,747	105,969	124,705

Total revenue and income		2,775,765	1,781,473	7,212,564	4,726,212

Cost of sales and services	22	(1,502,018)	(1,057,233)	(3,943,121)	(2,619,159)
Selling expenses	22	(367,893)	(151,626)	(1,099,775)	(451,850)
Administrative expenses	22	(273,029)	(197,109)	(687,998)	(377,145)
Financial expenses	22	(209,823)	(16,255)	(387,995)	(79,690)
Other income (expenses), net	22	(1,821)	(7,060)	26,034	62,413

Profit before income taxes		421,181	352,190	1,119,709	1,260,781

Current income tax and social contribution	18	(7,652)	(13,349)	(29,290)	(35,117)

Deferred income tax and social contribution	18	(91,983)	(75,412)	(225,403)	(309,007)

Income tax and social contribution		(99,635)	(88,761)	(254,693)	(344,124)

Net income for the period		321,546	263,429	865,016	916,657

Attributable to:
Equity holders of the parent		321,393	263,304	864,706	916,110
Non-controlling interests		153	125	310	547

Basic earnings per common share - R$	20	0.9727	0.8001	2.6188	2.7838
Diluted earnings per common share - R$	20	0.9669	0.7988	2.6019	2.7791

The accompanying notes are an integral part of these unaudited condensed consolidated interim financial statements.

PagSeguro Digital Ltd.

Unaudited condensed consolidated interim statement of comprehensive income
For the three and nine-month periods ended September 30, 2021 and 2020
(All amounts in thousands of reais unless otherwise stated)

	Three-month period		Nine-month period
	September 30, 2021	September 30, 2020	September 30, 2021	September 30, 2020
Net income for the period	321,546	263,429	865,016	916,657
Other comprehensive income that may be reclassified to the statement of income in subsequent periods
Currency translation adjustment	220	660	(284)	1,211
Gain (loss) on investments designated at fair value through OCI	221	(1,093)	561	(1,282)
Income tax and social contribution on the gain (loss) - OCI	(75)	372	(191)	436

Other comprehensive income for the period	321,912	263,368	865,102	917,022

Attributable to
Equity holders of the parent	321,759	263,243	864,792	916,475
Non-controlling interests	153	125	310	547
Net income for the period	321,912	263,368	865,102	917,022

The accompanying notes are an integral part of these unaudited condensed consolidated interim financial statements.

PagSeguro Digital Ltd.

Unaudited condensed consolidated interim statement of changes in equity
For the nine-month periods ended September 30, 2021 and 2020
(All amounts in thousands of reais)

				Capital reserve		Profit reserve
	Note	Share capital	Treasury shares	Capital reserve	Share-based long-term incentive plan (LTIP)	Retained earnings	Equity valuation adjustments	Other comprehensive income	Total	Non-controlling interests	Total equity

On December 31, 2019		26	(41,267)	5,686,255	95,248	2,274,864	(22,372)	(190)	7,992,564	22,384	8,014,948

Net income for the period		—	—	—	—	916,110	—	—	916,110	547	916,657
Currency translation adjustment		—	—	—	—	—	—	1,211	1,211	—	1,211
Loss on financial assets through OCI		—	—	—	—	—	—	(846)	(846)	—	(846)
Non-controlling		—	—	—	—	—	—	—	—	(267)	(267)
Shares issued		—	—	3,834	(3,834)	—	—	—	—	—	—
Share based long term incentive plan (LTIP)		—	—	—	62,140	—	—	—	62,140	—	62,140
Acquisition of treasury shares		—	(44,774)	—	—	—	—	—	(44,774)	—	(44,774)
(LTIP) of treasury shares		—	70,443	—	(70,443)	—	—	—	—	—	—
On September 30, 2020		26	(15,598)	5,690,089	83,111	3,190,974	(22,372)	175	8,926,405	22,664	8,949,069

Net income for the period		—	—	—	—	375,548	—	—	375,548	95	375,643
Currency translation adjustment		—	—	—	—	—	—	(252)	(252)	—	(252)
Loss on financial assets through OCI		—	—	—	—	—	—	568	568	—	568
Non-controlling		—	—	—	—	—	—	—	—	(10,646)	(10,646)
Share based long term incentive plan (LTIP)		—	—	—	13,077	—	—	—	13,077	—	13,077
(LTIP) of treasury shares		—	1,989	—	(1,989)	—	—	—	—	—	—
On December 31, 2020		26	(13,609)	5,690,089	94,199	3,566,522	(22,372)	491	9,315,346	12,113	9,327,459

Net income for the period	19	—	—	—	—	864,706	—	—	864,706	310	865,016
Currency translation adjustment	19	—	—	—	—	—	—	(284)	(284)	—	(284)
Gain on financial assets through OCI	19	—	—	—	—	—	—	370	370	—	370
Shares issued	19	—	—	138,665	(138,665)	—	—	—	—	—	—
Share based long term incentive plan (LTIP)	19	—	—	—	264,232	—	—	—	264,232	—	264,232
(LTIP) of treasury shares	19	—	13,410	—	(13,410)	—	—	—	—	—	—
On September 30, 2021		26	(199)	5,828,754	206,356	4,431,228	(22,372)	577	10,444,370	12,423	10,456,793
The accompanying notes are an integral part of these unaudited condensed consolidated interim financial statements.

PagSeguro Digital Ltd.

Unaudited condensed consolidated interim statement of cash flows
For the nine-month periods ended September 30, 2021 and 2020
(All amounts in thousands of reais)

	Nine-month period
	September 30, 2021	September 30, 2020
CASH FLOWS FROM OPERATING ACTIVITIES
Profit before income taxes	1,119,709	1,260,781
Expenses (revenues) not affecting cash:
Depreciation and amortization	543,126	242,513
Chargebacks	450,051	212,969
Accrual of provision for contingencies	19,911	1,971
Share based long term incentive plan (LTIP)	326,282	47,499
Reversal of taxes and contributions	(29,114)	(84,294)
Loss on disposal of property, equipment and intangible assets	20,444	3,641
Interest accrued	84,400	4,713
Other (income) cost, net	1,480	20,394
Changes in operating assets and liabilities
Accounts receivable	(5,194,108)	(3,446,658)
Financial investments (mandatory guarantee)	2,069	(127,832)
Inventories	(64,403)	27,046
Taxes recoverable	(97,710)	(103,693)
Other receivables	2,512	16,785
Deferred revenue	(10,695)	122,851
Other liabilities	(13,821)	(242)
Payables to third parties	883,004	2,307,597
Trade payables	42,466	(44,914)
Receivables from (payables to) related parties	311,165	107,376
Deposits	1,854,936	193,642
Salaries and social charges	9,460	14,038
Taxes and contributions	31,358	(26,143)
Provision for contingencies	(12,994)	(1,100)
	279,528	748,940
Income tax and social contribution paid	(57,412)	(26,053)
Interest income received	541,881	175,500
NET CASH PROVIDED BY OPERATING ACTIVITIES	763,997	898,387
CASH FLOWS FROM INVESTING ACTIVITIES
Amount paid on acquisitions, net of cash acquired	(44,471)	(5,351)
Purchases of property and equipment	(701,338)	(917,255)
Purchases and development of intangible assets	(527,555)	(373,605)
Redemption (Acquisition) of financial investments	2,293	636,432
NET CASH USED IN INVESTING ACTIVITIES	(1,271,071)	(659,779)
CASH FLOWS FROM FINANCING ACTIVITIES
Acquisition of treasury shares	—	(44,774)
Payment of leases	(10,603)	(2,640)
NET CASH USED IN FINANCING ACTIVITIES	(10,603)	(47,414)
INCREASE (DECREASE) IN CASH AND CASH EQUIVALENTS	(517,677)	191,193
Cash and cash equivalents at the beginning of the period	1,640,065	1,403,955
Cash and cash equivalents at the end of the period	1,122,388	1,595,148
The accompanying notes are an integral part of these unaudited condensed consolidated interim financial statements.

PagSeguro Digital Ltd.
Notes to the unaudited condensed consolidated interim financial statements
As of September 30, 2021 and for the three and nine-month periods ended September 30, 2021 and 2020
(All amounts in thousands of reais unless otherwise stated)

1. General information
PagSeguro Digital Ltd. ("PagSeguro Digital" or the "Company") is a holding company, subsidiary of Universo Online S.A. ("UOL"), referred to, together with its subsidiaries, as the "PagSeguro Group", was incorporated on July 19, 2017. 99.99% of the shares of PagSeguro Internet S.A. ("PagSeguro Brazil") were contributed to PagSeguro Digital on January 4, 2018 and PagSeguro Digital maintains control of PagSeguro Brazil.
PagSeguro Brazil is a privately held corporation established on January 20, 2006, headquartered in the city of São Paulo, Brazil, and engaged in providing financial technology solutions and services and corresponding related activities, focused principally on micro-merchants and small and medium-sized businesses ("SMEs").
On July 15, 2020 PagSeguro Group constituted a holding company incorporated under PagSeguro Digital called PagSeg Participações Ltda. ("PagSeg") and on October 22, 2020, PagSeguro Group constituted another holding company incorporated under PagSeg called PagBank Participações Ltda. ("PagBank").
On March 18, 2021, PagSeguro Group constituted a holding company incorporated under PagSeguro Digital called PagSeguro Holding Ltd (“PSHC”). Additionally, in third quarter of 2021, Pagseguro Group established three new subsidiaries under PSHC: Pagseguro Chile SPA (“Pagseguro Chile”), Pagseguro Colombia S.A.S (“Pagseguro Colombia”) and PSGP México S.A de C.V. (“PSGP Mexico”), these companies do not yet operate in the period ended September 30, 2021.
In January 2021, PagSeguro Group submitted a request for Brazilian Central Bank approval of a corporate reorganization involving certain of its subsidiaries, this reorganization was approved by Brazilian Central Bank on August 16, 2021. The proposed PagSeguro Group reorganization is intended to improve administration of the corporate structure and to group the operating subsidiaries under appropriate holding companies based on the services provided by each one.
After this corporate reorganization, the group subsidiaries are as follows:
•PagSeguro Brazil subsidiaries are PagSeguro Biva Securitizadora de Créditos Financeiras S.A. ("Biva"), Fundo de Investimento em Direitos Creditórios - PagSeguro ("FIDC"), RegistraSeguro S.A. ("RegistraSeguro"), Wirecard Brazil S.A ("MOIP"), NETPOS Serviços de Informática S.A. (“NETPOS”) and Concil Inteligência em Negociação S.A (“Concil”). PagSeguro Brazil acquired 100.00% of the issued shares of Concil on August 12, 2021 as detailed in Note 10.
•.PagSeg subsidiaries are Net+Phone Telecomunicações Ltda. ("Net+Phone"), Boa Compra Tecnologia Ltda. ("Boa Compra"), BCPS Online Services Lda. ("BCPS"), R2TECH Informática Ltda. ("R2TECH"), BIVACO Holdings Ltda. ("BIVACO"), CDS Serviços Financeiros LTDA. ("CDS") and PagBank.
•PagBank subsidiaries are Tilix Digital Ltda. ("TILIX"), YAMÍ Software & Inovação Ltda. ("YAMÍ"), BoletoFlex Tecnologia e Serviços S.A. (“BoletoFlex”) and Zygo Serviços de Tecnologia S.A. ("ZYGO").
•PSHC subsidiaries are Pagseguro Chile, Pagseguro Colombia and PSGP México.
•BS Holding subsidiaries is BancoSeguro S.A. (“Bancoseguro”).
These consolidated financial statements include Pagseguro Brazil, PagSeg, PSHC, BS Holding and corresponding subsidiaries.

PagSeguro Digital Ltd.
Notes to the unaudited condensed consolidated interim financial statements
As of September 30, 2021 and for the three and nine-month periods ended September 30, 2021 and 2020
(All amounts in thousands of reais unless otherwise stated)

1. General information (continued)
1.1     COVID-19
The Company have observed that the main impact of the COVID-19 pandemic in our total purchase volume (TPV) has occurred between March and June 2020. In the third and fourth quarter of 2020, most of the cities in Brazil started a reopening process, with a gradual recovery of important commercial activities such as shopping malls, general retail, restaurants, and bars, among other non-essential and in-store businesses.
During the nine-month period ended September 30, 2021, the Company observed that, in the first three months, there was an increase in the number of people infected by COVID-19 and consequently the return of partial shutdowns and social isolation in several cities and states of the country. In the second quarter of 2021, most of the cities in Brazil accelerated the vaccination of the population, and consequently, the Company saw a graduated reopening process, with extension of opening hours of commercial activities. In the third quarter of 2021, the Company observed the returning of social events with public. On September 30, 2021, 146 million inhabitants had received at least the first vaccine shot against COVID-19 in Brazil, equivalent to 68% of the Brazilian population and 90 million inhabitants received the second vaccine shot or vaccines with a unique shot, representing 42% of the Brazilian population.
The Company has a significant variable cost structure mainly related to TPV, such as processing, interchange, card scheme fees and chargebacks. Marketing and sales expenses are also variable and depends on our strategy to leverage new products and services such as PagBank. The Company is also still accompanying the evolution of the Brazilian economy and reassessing, when necessary, the provisions for loss allowance for expected credit losses.
The Company’s employees are its number one priority and almost 100% of its workforce is still working from home. The Company has a solid position in terms of cash, liquidity and working capital levels and in the nine‑month period ended September 30, 2021, the Company has not faced impairment of our assets due to COVID‑19.
1.2     Additional information
Wirecard Brazil S.A. (“MOIP”) is a subsidiary that PagSeguro acquired in October 2020, and which represented less than 3% of our consolidated assets as of September 30, 2021 and less than 2% of our consolidated revenue and less than 1% of our consolidated net income for the nine months ended September 30, 2021. MOIP was involved in a cyberattack between September 25 and September 29, 2021 (the “Incident”). The hackers demanded that we make a specified payment to prevent the public disclosure or sale of the targeted hacked data that was compromised in the Incident, which included personal profile information of MOIP customers. At the time of the Incident, MOIP had a distinct and separate IT server and operating environment from the rest of PagSeguro’s IT platform and systems, and therefore none of PagSeguro’s databases, customer information or systems were subject to the Incident, or formed part of the compromised data, beyond those independently within the MOIP IT environment. PagSeguro promptly followed the requirements of applicable Brazilian law, including the filing of a formal report to the Brazilian National Authority for Data Protection (Autoridade Nacional de Proteção de Dados) and Brazilian Central Bank on October 1, 2021.
PagSeguro’s technology security team continues to assess potential consequences of the Incident or public disclosure of the compromised data by the perpetrators. During our review of the Incident through November 11, 2021, PagSeguro has still not identified evidence of unauthorized access to sensitive information, such as passwords or credit card details. At this time, PagSeguro confirms that the Incident has not had a material adverse financial impact on the company or on its customers, and PagSeguro’s IT systems (including MOIP’s IT environment) are operating normally, with heightened security measures undertaken in response to the Incident. For more information about cybersecurity risks to PagSeguro, see our annual report on Form 20-F for the year ended December 31, 2020 available on the SEC website (www.sec.gov), including in particular “Risk Factors - Our business is subject to cyberattacks and security and privacy breaches."

PagSeguro Digital Ltd.
Notes to the unaudited condensed consolidated interim financial statements
As of September 30, 2021 and for the three and nine-month periods ended September 30, 2021 and 2020
(All amounts in thousands of reais unless otherwise stated)

2. Presentation and preparation of the unaudited condensed consolidated interim financial statements and significant accounting policies
These unaudited condensed consolidated interim financial statements do not include all of the information required for a complete set of financial statements prepared in accordance with International Financial Reporting Standards (“IFRS”) as issued by the International Accounting Standard Board. However, selected explanatory notes are included to explain events and transactions that are significant to an understanding of the changes in the Company’s financial position and performance since the last annual financial statements.
These unaudited condensed consolidated interim financial statements for three and nine-month periods ended September 30, 2021 were authorized for issuance by the PagSeguro Digital’s Board of Directors on November 9, 2021.
2.1.    Basis of preparation of condensed consolidated interim financial information
These unaudited condensed consolidated interim financial statements for the three and nine-month periods ended September 30, 2021 have been prepared in accordance with International Accounting Standard 34, “Interim Financial Reporting” as issued by the International Accounting Standard Board and disclose all (and only) the applicable significant information related to the financial statements, which is consistent with the information utilized by management in the performance of its duties.
These unaudited condensed consolidated interim financial statements do not include all the notes of the type normally included in an annual consolidated financial statement. Accordingly, this report is to be read in conjunction with the annual consolidated financial statements for the year ended December 31, 2020 (the “Annual Financial Statements”).
The accounting policies and critical accounting estimates and judgments adopted are consistent with those of the previous financial year and corresponding interim reporting period.
2.2.    New accounting pronouncements
IFRS 17 Insurance Contracts
In May 2017, the IASB issued IFRS 17 Insurance Contracts (IFRS 17), a comprehensive new accounting standard for insurance contracts covering recognition and measurement, presentation, and disclosure, which became effective on January 1, 2021. IFRS 17 replace IFRS 4 Insurance Contracts (IFRS 4) that was issued in 2005. IFRS 17 applies to all types of insurance contracts (i.e., life, non-life, direct insurance, and re-insurance), regardless of the type of entities that issue them, as well as to certain guarantees and financial instruments with discretionary participation features. The Group analyzed their contracts and concluded that is not exposed to insurance contracts.

PagSeguro Digital Ltd.
Notes to the unaudited condensed consolidated interim financial statements
As of September 30, 2021 and for the three and nine-month periods ended September 30, 2021 and 2020
(All amounts in thousands of reais unless otherwise stated)

3. Consolidation of subsidiaries

September 30, 2021
Company	Assets	Liabilities	Equity	Net income (loss) for the period	Ownership – %	Level

Pagseguro Brazil	22,360,160	13,721,024	8,639,136	773,576	99.99	Direct
BS Holding	473,979	—	473,979	19,313	99.99	Direct
Pagseg Participações	768,350	870	767,480	73,792	99.99	Direct
Pagseguro Holding	36	—	36	—	99.99	Direct
Pagbank Participações	172,115	2,095	170,020	(2,270)	99.99	Indirect
Net+Phone	382,654	31,442	351,212	43,483	99.99	Indirect
Boa Compra	333,417	160,312	173,105	10,494	99.99	Indirect
BCPS	1,766	(105)	1,871	222	99.99	Indirect
R2TECH	33,987	1,896	32,091	13,659	99.99	Indirect
BSEC	1,172,569	1,168,474	4,095	3,727	99.99	Indirect
BIVA	34,314	2,453	31,861	11,664	99.99	Indirect
FIDC	4,792,964	986,688	3,806,276	1,728,015	100.00	Indirect
TILIX	13,746	1,353	12,393	5,011	99.99	Indirect
BancoSeguro	7,834,444	7,375,922	458,522	19,326	100.00	Indirect
Yamí	1,566	563	1,003	44	99.99	Indirect
Registra Seguro	5,000	7	4,993	(7)	99.99	Indirect
CDS	6,286	6,498	(212)	(2,842)	99.99	Indirect
Zygo	3,749	3,515	234	(7,099)	99.99	Indirect
Moip	752,253	568,102	184,151	2,999	100.00	Indirect
Concil	3,192	5,476	(2,284)	(424)	100.00	Indirect
Pagseguro Chile	7	—	7	—	100.00	Indirect
Pagseguro Colombia	28	—	28	—	100.00	Indirect
PSGP México	1	—	1	—	100.00	Indirect

December 31, 2020 (except for net income, that is presented to nine months period ended September 30, 2020)
Company	Assets	Liabilities	Equity	Net income (loss) for the period	Ownership – %	Level

Pagseguro Brazil	20,089,735	11,716,120	8,373,615	873,759	99.99	Direct
BS Holding	488,173	—	488,173	40,378	99.99	Direct
Pagseg Participações	2	—	2	—	99.99	Direct
Pagbank Participações	15,001	15,000	1	—	99.99	Indirect
Net+Phone	340,829	33,100	307,729	(99,430)	99.99	Indirect
Boa Compra	431,624	268,731	162,893	26,223	99.99	Indirect
BCPS	2,410	477	1,933	410	99.99	Indirect
R2TECH	12,511	1,639	10,872	5,802	99.99	Indirect
BSEC	488,988	488,616	372	—	99.99	Indirect
BIVA	18,532	660	17,872	(1,156)	99.99	Indirect
FIDC	3,422,207	327,070	3,095,137	1,364,473	100.00	Indirect
TILIX	8,361	979	7,382	(1,591)	99.99	Indirect
BancoSeguro	5,364,406	4,891,653	472,753	41,838	100.00	Indirect
Yamí	1,453	489	964	143	99.99	Indirect
Registra Seguro	5,000	—	5,000	—	99.99	Indirect
CDS	4,724	1,073	3,651	(546)	99.99	Indirect
Zygo	2,310	2,078	232	(377)	99.99	Indirect
MOIP	741,689	560,536	181,153	—	100.00	Indirect
The operational context of the subsidiaries is to be read in conjunction with the annual financial statements for the year ended December 31, 2020.

PagSeguro Digital Ltd.
Notes to the unaudited condensed consolidated interim financial statements
As of September 30, 2021 and for the three and nine-month periods ended September 30, 2021 and 2020
(All amounts in thousands of reais unless otherwise stated)

4. Segment reporting
Operating segments are determined based on the information reported and reviewed by the Board of Directors, which is responsible for allocating resources and assessing the performance of the business and to make PagSeguro Group’s strategic decisions.
Considering that all decisions are based on consolidated reports, and that all decisions related to strategic and financial planning, purchases, investments, and the allocation of funds are made on a consolidated basis, the PagSeguro Group and its subsidiaries operate in a single segment, as financial service agents.
The PagSeguro Group is mostly domiciled in Brazil and has revenue arising from local customers and customers located abroad. The main revenue is related to sales from the domestic market. The international market represents 2.3% and 2.8% for the three and nine-month periods ended September 30, 2021 (3.5% and 2.7% for the three and nine-month periods ended September 30, 2020.

5. Cash and cash equivalents

	September 30, 2021	December 31, 2020

Short-term bank deposits	127,863	415,387
Short-term investments	994,525	1,224,678
	1,122,388	1,640,065
Cash and cash equivalents are held for the purpose of meeting short-term cash needs and include cash on hand, deposits with banks and other short-term highly liquid investments with original maturities of three-month or less, and with immaterial risk of change in value. Short-term investments consist mainly of investments in Brazilian Treasury Bonds (“LFTs”) with an average return of 100% of the Basic Interest Rate (SELIC, which was at 6.25% per year as of September 30, 2021 and 2.0% as of December 31, 2020).

6. Financial investments
Consists of investments in Brazilian Treasury Bonds (“LFTs”) with an average return of 100% of the Basic Interest Rate (SELIC, which was at 6.25% per year as of September 30, 2021 and 2.0% per year as of December 2020), invested to comply with certain requirements for authorized payment institutions as set forth by the Brazilian Central Bank regulation. This financial asset was classified at fair value through other comprehensive income. Unrealized accumulated gain on LFTs as of September 30, 2021 totaled R$92 (a gain of R$370 in nine-month period ended September 30, 2021).

PagSeguro Digital Ltd.
Notes to the unaudited condensed consolidated interim financial statements
As of September 30, 2021 and for the three and nine-month periods ended September 30, 2021 and 2020
(All amounts in thousands of reais unless otherwise stated)

7. Accounts receivable

	September 30, 2021						December 31, 2020
	Visa	Master	Hipercard	Elo	Amex	Total	Visa	Master	Hipercard	Elo	Total

Legal obligors
Itaú	784,859	2,397,900	722,236	21,080	—	3,926,075	774,445	2,100,129	627,463	—	3,502,037
Santander	393,950	1,930,239	—	—	—	2,324,189	448,592	2,043,676	—	—	2,492,268
Bradesco	1,145,205	195,956	—	658,786	178,234	2,178,181	1,759,911	294,631	—	409,384	2,463,926
Nubank	—	1,852,026	—	—	—	1,852,026	—	1,421,074	—	—	1,421,074
Banco do Brasil	822,240	290,924	—	394,931	—	1,508,095	988,772	251,808	—	250,849	1,491,429
Banco Carrefour	114,900	668,274	—	—	—	783,174	107,927	543,513	—	—	651,440
Porto Seguro	506,546	115,694	—	—	—	622,240	407,688	87,882	—	—	495,570
CEF	123,976	188,473	—	227,492	—	539,941	158,879	238,196	—	223,354	620,429
Banco Bradescard	288,760	77,658	—	—	—	366,418	—	—	—	2,874	2,874
Banco C6	—	331,041	—	—	—	331,041	—	—	—	—	—
Banco Inter	—	312,678	—	—	—	312,678	—	685	—	—	685
Banco Cooperativo Sicoob	—	303,756	—	—	—	303,756	—	—	—	—	—
Other (iv)	1,534,209	1,950,775	—	177,518	178	3,662,680	702,021	1,212,651	—	95,200	2,009,872
Total card issuers(i)	5,714,645	10,615,394	722,236	1,479,807	178,412	18,710,494	5,348,235	8,194,245	627,463	981,661	15,151,603

Cielo - Elo	—	—	—	—	—	109,355	—	—	—	—	209,318
Getnet	—	—	—	—	—	98,836	—	—	—	—	56,799
Other	—	—	—	—	—	11,713	—	—	—	—	29,030

Total acquirers (ii)	—	—	—	—	—	219,904	—	—	—	—	295,147

Other current	—	—	—	—	—	1,192,294	—	—	—	—	596,220
Other non-current	—	—	—	—	—	179,855	—	—	—	—	33,570

	—	—	—	—	—	—	—	—	—	—
Total(iii)	—	—	—	—	—	1,372,149	—	—	—	—	629,790

Total accounts receivable	5,714,645	10,615,394	722,236	1,479,807	178,412	20,302,547	5,348,235	8,194,244	627,463	981,661	16,076,540

(i)
Card issuers: receivables derived from transactions where PagSeguro Brazil acts as the financial intermediary in operations with the issuing banks, related to the intermediation agreements between PagSeguro Brazil and Visa, Mastercard, Hipercard, Amex or Elo. However, PagSeguro Brazil’s contractual accounts receivable are with the financial institutions, which are the legal obligors on the accounts receivable payment. Additionally, amounts due within 27 days of the original transaction, including those that fall due with the first installment of installment receivables, are guaranteed by Visa, Mastercard, Hipercard, Amex or Elo, as applicable, if the legal obligors do not make the payment.

(ii)	Acquirers: refers to card processing transactions to be received from the acquirers, which are a third parties acting as financial intermediaries between the issuing bank and PagSeguro Brazil.
(iii)	Other accounts receivable are mainly related to loans and credit card receivables with our customers. This amount is presented net of the ECL (“expected credit losses”), which is measured according to the IFRS 9. The provision rates are based on the internal credit rating that considers external information and are based on days past due. Every report date, PagSeguro reassesses the premises to adjust the historical credit loss experience with prospective information.
(iv)	Refers to other dispersed receivables from legal obligors.

PagSeguro Digital Ltd.
Notes to the unaudited condensed consolidated interim financial statements
As of September 30, 2021 and for the three and nine-month periods ended September 30, 2021 and 2020
(All amounts in thousands of reais unless otherwise stated)

7. Accounts receivable (continued)
The maturity analysis of accounts receivable is as follows:

	September 30, 2021	December 31, 2020
Due within 30 days	3,914,184	6,951,315
Due within 31 to 120 days	10,114,713	6,129,039
Due within 121 to 180 days	2,948,870	1,509,449
Due within 181 to 360 days	3,037,850	1,453,167
Due after 360 days	286,930	33,570
	20,302,547	16,076,540

8. Tax receivable

	September 30, 2021	December 31, 2020

Income tax and social contribution (i)	335,370	223,057
Social integration program (ii)	184,832	151,165
Value-added tax on sales and services (iii)	22,637	14,646
Other	2,843	107
	545,682	388,975

(i)	Refers to the income tax and social contribution. The increase is mainly related to FIDC quotas redeemed on June 28, 2021, amounted to R$1,016,865, representing withholding taxes of R$147,365.
(ii)	Refers to Social Integration Program (PIS) and Social Contribution on Revenues (COFINS) recoverable on transaction activities and other services and purchase of POS devices.
(iii)	Refers to the Value-added Tax on Sales and Services (ICMS) due to purchases of POS devices.

9. Related-party balances and transactions

i)Balances and transactions with related parties

	September 30, 2021	December 31, 2020
	Payables	Payables

Immediate parent
UOL - sales of services (a)	17,175	15,720
UOL - shared service costs (b)	25,546	12,539
UOL – Deposits (c)	82,290	11,391
Affiliated companies
UOL Edtech Tecnologia - Deposits (c)	220,268	—
Compasso Informática S.A. (d)	13,568	—
Transfolha Transportadora e Distribuição Ltda.	781	1,933
UOL Diveo - sales of services (d)	92	10,218
Others	9,781	6,535
	369,501	58,336

(a)	Sales of services refers mainly to the purchase of advertising services from UOL.
(b)	Shared services costs mainly related to payroll costs that are incurred by the parent company UOL and are charged to PagSeguro Group.
(c)	Certificate of deposits (CD) acquired by UOL and UOL Edtech from BancoSeguro, with due date of less than a year.
(d)	This payable refers mainly to colocation and cloud services. In 2020, these services were provided by UOL Diveo and in 2021 these services are provided by Compasso Informática S.A.

PagSeguro Digital Ltd.
Notes to the unaudited condensed consolidated interim financial statements
As of September 30, 2021 and for the three and nine-month periods ended September 30, 2021 and 2020
(All amounts in thousands of reais unless otherwise stated)

9.    Related-party balances and transactions (continued)
ii)Balances and transactions with related parties

	Three-month period				Nine-month period
	September 30, 2021		September 30, 2020		September 30, 2021		September 30, 2020
	Revenue	Expense	Revenue	Expense	Revenue	Expense	Revenue	Expense

Immediate parent
UOL - shared service costs (a)	—	105,906	—	79,535	—	109,409	—	112,104
UOL - sales of services (b)	1,614	26,153	777	19,171	2,424	69,915	2,097	62,570
UOL - deposits (c)	—	735	—	553	—	947		2,760
Affiliated companies
UOL Edtech Tecnologia – Deposits (c)	—	4,881	—	—	—	4,881	—	—
Compasso Informática S.A.(d)	—	44,340	—	—	—	65,281	—	—
Transfolha Transportadora e Distribuição Ltda.	—	9,171	—	7,082	—	12,485	—	17,129
UOL Diveo - sales of services (d)	—	1,580	—	9,987	—	2,289	—	36,209
Others	470	1,608	5	278	768	1,630	13	2,830
	2,084	194,374	782	116,606	3,192	266,837	2,110	233,602

(a)	Shared services costs mainly related to payroll costs that are incurred by the parent company UOL and are charged to PagSeguro. Such costs are included in administrative expenses and the increase in three-month period relates mainly to higher payroll costs (profit sharing).
(b)	Sale of services expenses is related to advertising services and software licenses from UOL and revenue is related to intermediation fees.
(c)	Expenses are related to UOL and Uol Edtech purchase of BancoSeguro’s Certificate of Deposits (CD).
(d)	Expenses related to colocation and cloud services. In 2020, these services were provided by UOL Diveo and in 2021 the same services are provided by the affiliated company Compasso. The increase in 2021 relates to higher volume of cloud services due to the increase in active merchants and PagBank users.
iii)Key management compensation
Key management compensation includes short and long-term benefits of PagSeguro Brazil’s executive officers. The short and long-term compensation related to the executive officers for the three and nine-month periods ended September 30, 2021 amounted to R$222 and R$39,642 (R$100,679 and R$104,446 for the three and nine-month periods ended September 30, 2020).

PagSeguro Digital Ltd.
Notes to the unaudited condensed consolidated interim financial statements
As of September 30, 2021 and for the three and nine-month periods ended September 30, 2021 and 2020
(All amounts in thousands of reais unless otherwise stated)

10. Business combinations
On July 23, 2020, PagSeguro Brazil acquired 100% of the share capital and obtained control of Zygo. Total consideration amounted to R$8,000 and the total net assets acquired at fair value amounted to R$1,883, resulting in the preliminary recognition of goodwill of R$6,117. In July 2021, the Company concluded the purchase price allocation and as a result in the goodwill of R$5,769, with the allocation of R$348 as non-compete agreement and software. The consideration paid in cash amounted to R$5,053 and the remaining portion of purchase price will be retained for eventual debt.
On August 31, 2020, PagSeguro Brazil acquired 100% of the share capital and obtained control of CDS. Total consideration paid in cash amounted to R$2,379 and the total net assets acquired at fair value amounted to R$2,379, resulting in no goodwill.
On October 31, 2020, PagSeguro Brazil acquired 100% of the share capital and obtained control of MOIP. Purchase price amounted to R$358,609 and the total net assets acquired at fair value amounted to R$171,946. The initial consideration paid in cash amounted to R$307,855 and on March 8, 2021, paid additional amount of R$32,573. The remaining portion in amount of R$18,181 was recognized in other liabilities in non-current liabilities.
The preliminary purchase price allocation ("PPA") was completed on December 31, 2020, which included the recognition of a customer portfolio with a fair value of R$58,506, resulting in the recognition of goodwill of R$128,157, which is attributable mainly to operational synergy and cost reductions. The PPA was calculated using projections for the period of five years based on management's budgets for MOIP and applying a long-term growth rate based on the estimated gross domestic product ("GDP") plus the estimated growth of GDP of services (fluctuating from 5.7% to 6.3% per year) in order to project future cash flows, discount rate based on WACC (fluctuating from 11.7% to 13.3% per year).
On August 12, 2021, PagSeguro Brazil acquired 100% of the share capital and obtained control of Concil. Total consideration amounted to R$43,896 and the total net assets acquired at fair value amounted to R$36,056. The consideration paid in cash amounted to R$35,000 and the remaining portion of purchase price will be paid in installments and retained for eventual debt. Concil main activity is in the information technology industry, focused on the processing of back-office solutions, including reconciliation services for the capture of credit cards with acquirers and sub acquirers.
The preliminary purchase price allocation ("PPA") was completed on September 30, 2021, which included the recognition of a customer portfolio with a fair value of R$3,839, non-compete agreement of R$940 and software of R$33,136. The Company has also recognized a contingency liability and indemnification assets of R$7,848 resulting in the recognition of goodwill of R$7,840, which is attributable mainly to operational synergy and cost reductions.
The PPA was calculated using projections for the period of five years based on management's budgets for Concil and applying an inflation rate plus the estimated growth of GDP of services (fluctuating from 2.0% to 4.5% per year) in order to project future cash flows, discount rate based on WACC (fluctuating from 17.5% to 19.5% per year).

PagSeguro Digital Ltd.
Notes to the unaudited condensed consolidated interim financial statements
As of September 30, 2021 and for the three and nine-month periods ended September 30, 2021 and 2020
(All amounts in thousands of reais unless otherwise stated)

10. Business combinations (continued)
These acquisitions are in accordance with PagSeguro Group's business strategies, ramping up investments on new technologies, products, and services for our digital ecosystem. The fair value of assets and liabilities acquired in 2021 (Concil) and 2020 (CDS, Zygo and MOIP) were as follows:

	September 30, 2021	December 31, 2020

Fair value of assets and liabilities acquired
Cash and cash equivalents	529	38,385
Accounts receivable acquired	540	537,570
Financial investments acquired	—	177,772
Other assets acquired	1,092	30,988
Payables to third parties assumed	—	(566,244)
Liabilities assumed	(4,020)	(42,263)
Customer portfolio, expenditures with software and others	45,763	58,506
Contingency liability	(7,848)	—
Value of net assets	36,056	234,714
Goodwill	7,840	134,274
Purchase cost	43,896	368,988
Consideration for the purchase settled in cash	35,000	315,287
Cash and cash equivalents at the subsidiary acquired	(529)	(38,385)
Amount paid on acquisitions less cash and cash equivalents acquired	34,471	276,902

11. Property and equipment
a)Property and equipment are composed as follows:

	September 30, 2021
	Cost	Accumulated depreciation	Net
Data processing equipment	98,364	(48,440)	49,924
Machinery and equipment (i)	2,541,714	(524,826)	2,016,888
Buildings Leasing	83,346	(22,739)	60,607
Other	28,262	(7,386)	20,876
Total	2,751,686	(603,391)	2,148,295

	December 31, 2020
	Cost	Accumulated depreciation	Net
Data processing equipment	77,413	(35,572)	41,841
Machinery and equipment (i)	1,881,556	(204,154)	1,677,402
Buildings Leasing	79,890	(12,623)	67,267
Other	22,115	(6,012)	16,103
Total	2,060,974	(258,360)	1,802,613

PagSeguro Digital Ltd.
Notes to the unaudited condensed consolidated interim financial statements
As of September 30, 2021 and for the three and nine-month periods ended September 30, 2021 and 2020
(All amounts in thousands of reais unless otherwise stated)

11. Property and equipment (continued)
b)The changes in cost and accumulated depreciation were as follows:

	Data processing equipment	Machinery and equipment (i)	Buildings Leasing	Other	Total
On December 31, 2020	46,538	343,229	—	10,223	399,990
Opening balance
Cost	12,297	1,509,815	79,890	9,609	1,611,610
Purchases	10,820	1,519,278	79,717	3,789	1,613,604
Disposals	(1,509)	(9,838)	(684)	(74)	(12,105)
Acquisition of subsidiary	2,986	374	857	5,894	10,111
Depreciation	(16,994)	(175,641)	(12,623)	(3,729)	(208,987)
Depreciation	(15,596)	(175,805)	(12,227)	(1)	(204,628)
Disposals	21	264	—	17	302
Acquisition of subsidiary	(1,419)	(100)	(396)	(2,746)	(4,661)
Net book value	41,841	1,677,402	67,267	16,103	1,802,613
On December 31, 2020
Cost	77,413	1,881,556	79,890	22,116	2,060,974
Accumulated depreciation	(35,572)	(204,154)	(12,623)	(6,013)	(258,360)

Net book value	41,841	1,677,402	67,267	16,103	1,802,613
On September 30, 2021
Opening balance
Cost	20,951	660,158	3,457	6,146	690,712
Purchases	20,696	672,689	4,314	7,952	705,652
Disposals	(261)	(12,540)	(857)	(2,026)	(15,684)
Acquisition of subsidiary	516	9	—	220	745
Depreciation	(12,868)	(320,672)	(10,116)	(1,374)	(345,030)
Depreciation	(12,613)	(323,461)	(10,719)	(2,253)	(349,046)
Disposals	123	2,792	603	964	4,482
Acquisition of subsidiary	(378)	(3)	—	(85)	(466)
Net book value	49,924	2,016,888	60,608	20,875	2,148,295

On September 30, 2021
Cost	98,364	2,541,714	83,346	28,262	2,751,686
Accumulated depreciation	(48,440)	(524,826)	(22,739)	(7,386)	(603,391)
Net book value	49,924	2,016,888	60,608	20,875	2,148,295

(i)
Net book value of machinery and equipment are R$1,968,877 of POS devices (R$1,635,782, as of December 31, 2020), which are depreciated over 5 years. The depreciation of POS in the nine-month period ended September 30, 2021, amounted to R$319,703 (R$99,510 in the nine-month period ended September 30, 2020). On September 30, 2021, PagSeguro have contractual obligations to acquire POS Devices in the amount of R$1,536,271 (R$1,386,324 on December 31, 2020).

PagSeguro Digital Ltd.
Notes to the unaudited condensed consolidated interim financial statements
As of September 30, 2021 and for the three and nine-month periods ended September 30, 2021 and 2020
(All amounts in thousands of reais unless otherwise stated)

12. Intangible assets
a)    Intangible assets are composed as follows:

	September 30, 2021
	Cost	Accumulated amortization	Net
Expenditures related to software and technology (i)	1,852,540	(694,706)	1,157,834
Software licenses	119,935	(44,874)	75,061
Goodwill (ii)	178,263	—	178,263
Other	67,769	(11,648)	56,121
	2,218,507	(751,228)	1,467,279

	December 31, 2020
	Cost	Accumulated amortization	Net
Expenditures related to software and technology (i)	1,319,061	(501,319)	817,742
Software licenses	103,256	(29,060)	74,196
Goodwill (ii)	169,667	—	169,667
Other	62,786	(771)	62,015
	1,654,770	(531,150)	1,123,620

(i)	The PagSeguro Group capitalizes expenses incurred with the development of platforms, which are amortized over their useful lives of approximately five years.
(ii)	The balances comprise the goodwill arising from the acquisition of the companies R2Tech, Biva, BancoSeguro, Yamí Zygo, MOIP and Concil.

PagSeguro Digital Ltd.
Notes to the unaudited condensed consolidated interim financial statements
As of September 30, 2021 and for the three and nine-month periods ended September 30, 2021 and 2020
(All amounts in thousands of reais unless otherwise stated)

12. Intangible assets (continued)
b)    The changes in cost and accumulated amortization were as follows:

	Expenditures with software and technology	Software licenses	Goodwill	Other	Total
On December 31, 2020	485,939	44,755	54,858	4,001	589,553
Opening balance
Cost	531,092	45,010	114,809	58,199	749,110
Additions (i)	485,608	42,138	134,274	58,633	720,653
Disposals (ii)	(6,308)	—	(19,465)	(447)	(26,220)
Acquisition of subsidiary (iii)	51,791	2,871	—	13	54,675
Amortization	(199,289)	(15,569)	—	(185)	(215,043)
Amortization	(164,319)	(15,153)	—	(180)	(179,652)
Disposals	2,667	—	—	—	2,667
Acquisition of subsidiary (iii)	(37,636)	(416)	—	(5)	(38,056)
Net book value	817,742	74,196	169,667	62,015	1,123,620
On December 31, 2020
Cost	1,319,061	103,256	169,667	62,786	1,654,770
Accumulated amortization	(501,319)	(29,060)	—	(771)	(531,150)
Net book value	817,742	74,196	169,667	62,015	1,123,620
On September 30, 2021
Cost	533,479	16,679	8,596	4,983	563,737
Additions (iv)	542,590	18,245	8,596	4,983	574,414
Disposals	(9,376)	(1,705)	—	—	(11,081)
Acquisition of subsidiary (iii)	265	139	—	—	404
Amortization	(193,387)	(15,814)	—	(10,877)	(220,078)
Amortization	(195,004)	(16,036)	—	(10,877)	(221,917)
Disposals	1,617	222	—	—	1,839
Net book value	1,157,834	75,061	178,263	56,121	1,467,279
On September 30, 2021
Cost	1,852,540	119,935	178,263	67,769	2,218,507
Accumulated amortization	(694,706)	(44,874)	—	(11,648)	(751,228)

Net book value	1,157,834	75,061	178,263	56,121	1,467,279

(i)	Refers to pulverized expenditures with software and technology, mainly related to customer experience, such as, digital payment and digital banking account. Goodwill recorded in business combinations acquisitions, mainly related to MOIP and other is related to purchase price allocation of MOIP (customer portfolio).
(ii)	Goodwill disposals refers to goodwill recorded in prior years related to business combinations acquisitions.
(iii)	Relates to intangible assets from Concil acquired in 2021 and MOIP, ZYGO and CDS, which were acquired in 2020.
(iv)	Refers to pulverized expenditures with software and technology, mainly related to customer experience functionalities, such as, digital payment and digital banking account. Goodwill recorded in business combinations acquisitions related to Concil.

PagSeguro Digital Ltd.
Notes to the unaudited condensed consolidated interim financial statements
As of September 30, 2021 and for the three and nine-month periods ended September 30, 2021 and 2020
(All amounts in thousands of reais unless otherwise stated)

13. Payables to third parties
Payables to third parties, in the amount of R$11,068,114 (R$10,101,510 as of December 31, 2020) correspond mainly to amounts to be paid to merchants related to transactions carried out by their card holders, net of the intermediation fees and discounts applied. PagSeguro Brazil's average settlement terms agreed upon with commercial establishments is up to 14 days.
From the total amount of payable to third parties, R$682,576 (R$739,951 as of December 31, 2020) refer to the balance of transactions settled on merchant's payment account and available to be used by them and R$3,810,758 (R$3,566,818 as of December 31, 2020) are the balance of our clients maintained in their banking accounts that are automatic invested by the Company in Certificate of Deposits with 30 days of maturity and interest average rate of 57% of CDI.

14. Deposits

	September 30, 2021	December 31, 2020

Certificate of Deposit (i)	2,157,342	604,916
Interbank deposits (ii)	300,163	—
Corporate securities (iii)	212,640	161,170
	2,670,145	766,086
Current	2,458,376	571,996
Non – Current	211,769	194,090

(i)	The average return is 169% of CDI (164% of CDI in December 2020). The increase is related to higher offer of CDBs products to our clients, considering this service began in 2020.
(ii)	The average return is 115% of CDI.
(iii)	The average return is 155% of CDI (158% of CDI in December 2020).
The maturity analysis of deposits is as follows:

	September 30, 2021	December 31, 2020

Due within 30 days	214,553	5,231
Due within 31 to 120 days	1,282,133	77,812
Due within 121 to 180 days	307,648	53,000
Due within 181 to 360 days	654,042	435,953
Due to 361 days or more days	211,769	194,090
	2,670,145	766,086
The changes in deposits were as follows:

On December 31, 2019	—
Additions	892,754
Withdraws	(130,460)
Interest	3,792
On December 31, 2020	766,086
Additions	3,012,217
Withdraws	(1,157,282)
Interest	49,124
On September 30, 2021	2,670,145

PagSeguro Digital Ltd.
Notes to the unaudited condensed consolidated interim financial statements
As of September 30, 2021 and for the three and nine-month periods ended September 30, 2021 and 2020
(All amounts in thousands of reais unless otherwise stated)

15. Salaries and social security charges

	September 30, 2021	December 31, 2020
Profit sharing	45,771	80,665
Social charges	30,123	24,776
Payroll accruals	105,780	53,264
Payroll taxes (LTIP) (i)	57,791	11,029
Other	7,818	5,464
	247,283	175,198

(i)	Refers to social charges and income tax over LTIP and LTIP goals balances.

PagSeguro Digital Ltd.
Notes to the unaudited condensed consolidated interim financial statements
As of September 30, 2021 and for the three and nine-month periods ended September 30, 2021 and 2020
(All amounts in thousands of reais unless otherwise stated)

16. Taxes and contributions

	September 30, 2021	December 31, 2020

Taxes
Services tax and other (i)	167,412	157,066
Value-added tax on sales and services (ii)	192	29,678
Social integration program (iii)	26,786	24,984
Social contribution on revenues (iii)	164,446	153,626
Income tax and social contribution (iv)	4,682	6,336
Other	13,176	8,841
	376,694	380,531

	September 30, 2021	December 31, 2020
Judicial deposits (v)
Services tax (i)	(156,749)	(150,121)
Value-added tax on sales and services (ii)	—	(29,114)
Social integration program (iii)	(25,401)	(24,498)
Social contribution on revenues (iii)	(156,313)	(150,756)
	(338,463)	(354,489)
	38,231	26,042

(i)	Refers to tax on revenues.
(ii)	In March 2021, there was a decision taken by Brazilian Supreme Court related to Value-added Tax on Sales and Services (ICMS), that beneficiated the Company. For this reason, the Company reversed the provision in the amount of R$29,114. Consequently, as the Company does not have this amount recorded in liability to make the offset with judicial deposits, the deposit is now being presented in the non-current assets as Judicial Deposits, until the withdrawal of these amounts.
(iii)	Refers mainly to Social Integration Program (PIS) and Social Contribution on Revenues (COFINS) charged on financial income.
(iv)	Refers to the income tax and social contribution payable.
(v)	The PagSeguro Group obtained court decisions to deposit the amount related to the payments in escrow for matters discussed in items “i”, “ii” and “iii” above.

17. Provision for contingencies
PagSeguro Group is party to labor and civil litigation in progress and are discussing such matters at the administrative and judicial levels, which in some cases the PagSeguro Group has made corresponding judicial deposits. The likelihood of a negative outcome is assessed periodically and adjusted by management, when appropriate. Such assessment includes the opinion of its external legal advisors.

	September 30, 2021	December 31, 2020

Civil	34,034	23,238
Labor	3,180	5,566
	37,214	28,804
Current	24,407	17,063
Non-Current	12,807	11,741

PagSeguro Digital Ltd.
Notes to the unaudited condensed consolidated interim financial statements
As of September 30, 2021 and for the three and nine-month periods ended September 30, 2021 and 2020
(All amounts in thousands of reais unless otherwise stated)

17. Provision for contingencies (continued)
The PagSeguro Group is party on tax and civil lawsuits involving risks classified by management, with the assistance of its legal advisors, as possible losses, for which no provision was recognized on September 30, 2021, totaling approximately R$237,424 (December 31, 2020 - R$165,862). The PagSeguro Group is not a party to labor lawsuits involving risks classified by management as possible losses. The changes in provision for contingencies were as follows:

On December 31, 2019	11,849
Accrual	6,409
Acquisition of subsidiary	11,446
Settlement	(1,127)
Interest	227
On December 31, 2020	28,804
Accrual	19,911
Settlement	(12,994)
Interest	1,493
On September 30, 2021	37,214

18. Income tax and social contribution
a)Reconciliation of the deferred income tax and social contribution:

	Tax losses	Tax credit	Technological inovation (i)	Other temporary differences assets (ii)	Other temporary differences liability (iii)	Total

Deferred tax
On December 31, 2019	50,134	5,618	(161,211)	153,632	(679,123)	(630,950)
Included in the statement of income	165,893	(541)	(79,447)	12,501	(407,414)	(309,008)
Other	2,550	—	—	5	—	2,555
On September 30,2020	218,577	5,077	(240,658)	166,138	(1,086,537)	(937,402)
Included in the statement of income	(149,738)	(180)	(37,313)	(5,538)	58,654	(134,115)
Other	—	—	—	22,218	—	22,218
On December 31, 2020	68,839	4,897	(277,971)	182,818	(1,027,883)	(1,049,300)
Included in the statement of income	152,809	(4,717)	(114,169)	65,940	(325,266)	(225,403)
Other	4,468	—	8,617	(93)	—	12,992
On September 30, 2021	226,116	180	(383,523)	248,665	(1,353,149)	(1,261,711)
Deferred tax asset						88,749
Deferred tax liability						(1,350,460)

(i)	Refers to the benefit granted by the Technological Innovation Law (Lei do Bem), which reduces the tax charges on the capitalized amount of intangible assets.
(ii)	The main other assets temporary difference refers to expected credit losses and taxes and contributions as detailed in Note 16.
(iii)	The main other liability temporary difference refers to gain on the ownership of FIDC quotas, that will be realized only in the redemption of such quotas.
Deferred tax assets are recognized for tax loss carry-forward to the extent that the realization of the related tax benefit through future taxable profits is probable. Tax losses do not have expiration date.

PagSeguro Digital Ltd.
Notes to the unaudited condensed consolidated interim financial statements
As of September 30, 2021 and for the three and nine-month periods ended September 30, 2021 and 2020
(All amounts in thousands of reais unless otherwise stated)

18. Income tax and social contribution (continued)
b)    Reconciliation of the income tax and social contribution expense
PagSeguro Group computed income tax and social contribution under the taxable income method. The following is a reconciliation of the difference between the actual income tax and social contribution expenses and the expenses computed by applying the Brazilian federal statutory rate for the three and nine-month periods ended September 30, 2021, and 2020:

	Three-month period		Nine-month period
	September 30, 2021	September 30, 2020	September 30, 2021	September 30, 2020

Profit for the period before taxes	421,181	352,190	1,119,709	1,260,781
Statutory rate	34%	34%	34%	34%
Expected income tax and social contribution	(143,202)	(119,745)	(380,701)	(428,666)

Income tax and social contribution effect on:
Permanent additions (exclusions)
Gifts	(714)	(4,745)	(1,080)	(6,615)
R&D and technological innovation benefit (i)	41,755	39,976	116,929	93,097
Taxation of income abroad	537	(163)	(600)	1,181
Unrecorded deferred taxes	139	—	7,765	—
Other additions	1,849	(4,084)	2,994	(3,121)
Income tax and social contribution expense	(99,635)	(88,761)	(254,693)	(344,124)

Effective rate	24%	25%	23%	27%
Income tax and social contribution – current	(7,652)	(13,349)	(29,290)	(35,117)
Income tax and social contribution - deferred	(91,983)	(75,412)	(225,403)	(309,007)

(i)
Refers to the benefit granted by the Technological Innovation Law 11.196/05 (Lei do Bem), which reduces the income tax charges, based on the amount invested by the PagSeguro Group on specific intangible assets, see Note 12.

19. Equity
a)    Share capital
On September 30, 2021, share capital is represented by 329,592,676 common shares, per value of US$0,000025. Share capital is composed of the following shares for the nine-month period ended September 30, 2021:

December 31, 2019 shares outstanding	328,855,412

Treasury shares	(350,006)
Long-Term Incentive Plan	1,058,509
Repurchase of common shares	(547,543)
December 31, 2020 shares outstanding	329,016,372

Treasury shares	(166,170)
Long-Term Incentive Plan	742,474
September 30, 2021 shares outstanding	329,592,676

PagSeguro Digital Ltd.
Notes to the unaudited condensed consolidated interim financial statements
As of September 30, 2021 and for the three and nine-month periods ended September 30, 2021 and 2020
(All amounts in thousands of reais unless otherwise stated)

19. Equity (continued)
b)    Capital reserve
The capital reserve can only be used to increase capital, offset losses, redeem, reimburse, or purchase shares or pay cumulative dividends on preferred shares. For the nine-month period ended September 30, 2021, the Company recognize LTIP capital movement by issuing new shares of R$138,665 (R$3,834 in the nine-month period ended September 30, 2020).
c)    Share based long-term incentive plan (LTIP and LTIP goals)
Members of the Company’s management participate in a Long-Term Incentive Plan, or LTIP, which was established by UOL for its group companies on July 29, 2015 and has been adopted by PagSeguro Digital. Beneficiaries under the LTIP are selected by UOL’s LTIP Committee, which consists of the Chairman and two officers of UOL and are submitted to our Board of Directors for adoption. In this plan, employees (including senior executives) of the Group receive remuneration in the form of share-based payments, whereby employees render services as consideration for equity instruments (equity-settled transactions). The cost of equity-settled transactions is determined by the fair value at the date when the grant is made.
That cost is recognized in personnel expenses (Note 22), together with a corresponding increase in equity over the period in which the service is fulfilled (the vesting period). The cumulative expense recognized for equity-settled transactions at each reporting date until the vesting date reflects the extent to which the vesting period has expired and the Group’s best estimate of the number of equity instruments that will ultimately vest. The expense in the statement of profit or loss represents the movement in cumulative expense recognized as at the beginning and end of the year. No expense is recognized for awards that do not ultimately vest because service conditions have not been met.
Under the terms of the LTIP, upon completion of the IPO, the vested portion of each beneficiary’s LTIP rights was converted into Class A common shares of PagSeguro Digital at the IPO price (US$21.50) which is the assessed fair value at the grant date. As a result, the beneficiaries of the LTIP received a total of 1,823,727 new Class A common shares upon completion of the IPO. The unvested portions of each beneficiary’s LTIP rights will be settled on each future annual vesting date in shares.
The LTIP-Goals plan was established at PagSeguro Brazil on December 18, 2018, as approved by the Company's board of directors, and last amended by the Company's board of directors on January 19, 2021. Beneficiaries under the LTIP-Goals plan are granted awards, which may be payable in cash, Class A common shares or a combination of the two, at the discretion of the LTIP-Goals Committee based on the goals established in the Company's corporate results-sharing plan for any given year. If any portion of an award is payable in cash, the relevant amount in Brazilian Reais was determined on the last business day of January for awards related to 2020. For awards related to 2021 and beyond, the LTIP-Goals Committee will set a determination date that falls no later than on the last business day of March following the year for which such amount was awarded. Under the LTIP-Goals plan, the relevant payment shall be made in cash and/or Class A common shares delivered within 10 business days of that determination date.
This arrangement is classified as equity settled. For the nine-month period ended September 30, 2021, the Company recognized in equity, costs related to the LTIP and LTIP Goals in the total amount of R$264,232 (R$62,140 in the nine-month period ended September 30, 2020). As of September 30, 2021, the amount of R$57,791 was accounted for LTIP and LTIP Goals social charges, including withholding income tax (Note 15) and the expected amount of cash disbursement with withholding income tax for LTIP in 2021 is R$45,388.
The maximum number of common shares that can be delivered to beneficiaries under the LTIP may not exceed 3% of our issued share capital at any time, On September 30, 2021 total shares granted were 7,780,913, and the total shares issued were 5,892,145.

PagSeguro Digital Ltd.
Notes to the unaudited condensed consolidated interim financial statements
As of September 30, 2021 and for the three and nine-month periods ended September 30, 2021 and 2020
(All amounts in thousands of reais unless otherwise stated)

19. Equity (continued)
d)    OCI, equity valuation adjustments and non-controlling
The Company recognizes in this account the accumulated effect of the foreign exchange variation resulting from the conversion of the financial statements of the foreign subsidiary BCPS, which amounted to R$(284) in the nine-months ended on September 30, 2021 (positive value in R$959 as of December 31, 2020). This accumulated effect will be reverted to the result of the year as gain or loss only in case of disposal or write-off of the investment.
The Financial investments mentioned in Note 6 were classified at fair value through other comprehensive income. Unrealized gain on LFTs in the nine-month period ended September 30, 2021 totaled R$370 (R$306 accumulated loss in December 31, 2020).
The Company also recognized in this account the difference between the book value and the amounts paid in the acquisitions of additional interests from the non-controlling shareholders of the subsidiary represented by the accumulated amount of R$22,372 as of September 30, 2021 related to R2TECH, in the amount of R$11,663 (R$11,663 as of December 31, 2020) and BIVA, in the amount of 10,709 (R$10,709 as of December 31, 2020).
On November 3, 2020, third party investors withdrew their capital in the amount of R$10,646 related to the senior quotas of FIDC.As a result, as of September 30, 2021, the FIDC shared capital was comprised by third party mezzanine quotas in the amount of R$10,000 million, which pay 107% of the Brazilian Interbank Deposit Certificate (CDI) with annual amortization of interest. On September 30, 2021, the share capital of FIDC was comprised of subordinated quotas and mezzanine quotas. PagSeguro Brazil owns 100% of the subordinated quotas.

PagSeguro Digital Ltd.
Notes to the unaudited condensed consolidated interim financial statements
As of September 30, 2021 and for the three and nine-month periods ended September 30, 2021 and 2020
(All amounts in thousands of reais unless otherwise stated)

19. Equity (continued)
e) Treasury shares
On October 30, 2018, PagSeguro Digital’s board of directors authorized a share repurchase program, under which the PagSeguro Group may repurchase up to US$250 million in outstanding Class A common shares traded on the New York Stock Exchange (NYSE). The Company's management is responsible for defining the timing and the number of shares to be acquired, within authorized limits. Treasury shares are composed of the following shares as of September 30, 2021:

	Shares	Amount	Average price per share
Repurchased shares
2018	503,642	39,532	US$20.09
2019	15,000	1,735	US$28.14
2020	547,543	44,775	US$16.13

Distributed shares to LTIP
2020	(897,549)	(72,433)	—
2021	(166,170)	(13,410)	—

Treasury Shares	2,466	199	—

20. Earnings per share
a) Basic
Basic earnings per share is calculated by dividing the profit attributable to equity holders of PagSeguro Digital by the weighted average number of common shares issued and outstanding during the three and nine-month periods ended September 30, 2021 and 2020:

	Three-month period		Nine-month period
	September 30, 2021	September 30, 2020	September 30, 2021	September 30, 2020

Profit attributable to stockholders of the Company	321,393	263,304	864,706	916,110
Weighted average number of outstanding common shares (thousands)	330,397,738	329,090,226	330,193,647	329,090,226
Basic earnings per share - R$	0.9727	0.8001	2.6188	2.7838

PagSeguro Digital Ltd.
Notes to the unaudited condensed consolidated interim financial statements
As of September 30, 2021 and for the three and nine-month periods ended September 30, 2021 and 2020
(All amounts in thousands of reais unless otherwise stated)

20. Earnings per share (continued)
b)    Diluted
Diluted earnings per share is calculated by dividing the profit attributable to equity holders of PagSeguro Digital by the weighted average number of common shares outstanding during the period plus the weighted average number of common shares that would be issued on conversion of all dilutive potential common shares into common shares. The shares in the LTIP are the only shares with potential dilutive effect. In this case, a calculation is done to determine the number of shares that could have been acquired at fair value.

	Three-month period		Nine-month period
	September 30, 2021	September 30, 2020	September 30, 2021	September 30, 2020
Profit used to determine diluted earnings per share	321,393	263,304	864,706	916,110
Weighted average number of outstanding common shares (thousands)	330,397,738	329,090,226	330,193,647	329,090,226
Weighted average number of shares that would have been issued at average market price	2,014,239	547,465	2,137,950	547,465
Weighted average number of common shares for diluted earnings per share (thousands)	332,411,977	329,637,691	332,331,597	329,637,691
Diluted earnings per share - R$	0.9669	0.7988	2.6019	2.7791

21. Total revenue and income

	Three-month period		Nine-month period
	September 30, 2021	September 30, 2020	September 30, 2021	September 30, 2020
Gross revenue from transaction activities and other services (i)	1,997,972	1,359,683	5,284,579	3,409,776
Gross financial income (ii)	954,009	548,235	2,414,255	1,578,288
Other financial income (iii)	45,861	24,747	105,969	124,705
Total gross revenue and income	2,997,842	1,932,665	7,804,803	5,112,769

Deductions from gross revenue from transactions activities and other services (iv)	(205,811)	(147,712)	(559,320)	(374,539)
Deductions from gross financial income (v)	(16,266)	(3,480)	(32,919)	(12,018)
Total deductions from gross revenue and income	(222,077)	(151,192)	(592,239)	(386,557)

Total revenue and income	2,775,765	1,781,473	7,212,564	4,726,212

(i)
The amount of R$68,281 and R$200,479 for the three and nine-month periods ended September 30, 2021 (R$41,233 and R$86,638 in the three and nine-month periods ended September 30, 2020) corresponds to membership fee.

(ii)	Includes (a) interest income from early payment of notes payable to third parties.
(iii)	Includes (a) interest of financial investments and (b) gain on exchange variation.
(iv)
Deductions consist of transactions taxes. Additionally, the amount of R$6,316 and R$18,544 for the three and nine-month periods ended September 30, 2021 (R$3,927 and R$8,278 for the three and nine-month periods ended September 30, 2020) corresponds to membership fee taxes.

(v)	Deductions consist of taxes on financial income.

PagSeguro Digital Ltd.
Notes to the unaudited condensed consolidated interim financial statements
As of September 30, 2021 and for the three and nine-month periods ended September 30, 2021 and 2020
(All amounts in thousands of reais unless otherwise stated)

22. Expenses by nature

	Three-month period		Nine-month period
	September 30, 2021	September 30, 2020	September 30, 2021	September 30, 2020

Transactions costs (i)	(1,112,151)	(801,853)	(2,923,130)	(1,947,708)
Marketing and advertising	(210,441)	(115,934)	(613,338)	(370,154)
Personnel expenses (ii)	(335,507)	(205,894)	(815,739)	(409,321)
Financial expenses (iii)	(209,823)	(16,256)	(387,995)	(79,690)
Chargebacks (iv)	(129,891)	(82,473)	(450,051)	(212,969)
Depreciation and amortization (vi)	(203,300)	(101,528)	(543,126)	(242,513)
Other (v)	(153,471)	(105,345)	(359,476)	(203,076)
	(2,354,584)	(1,429,283)	(6,092,855)	(3,465,431)

Classified as:
Cost of services	(1,502,018)	(1,057,233)	(3,943,121)	(2,619,159)
Selling expenses	(367,893)	(151,626)	(1,099,775)	(451,850)
Administrative expenses	(273,029)	(197,109)	(687,998)	(377,145)
Financial expenses	(209,823)	(16,256)	(387,995)	(79,690)
Other income (expenses), net	(1,821)	(7,060)	26,034	62,413
	(2,354,584)	(1,429,283)	(6,092,855)	(3,465,431)

(i)
The increase is mainly represented by: costs related to freight, maintenance of POS and storage costs in the amount of R$65,983 and R$189,564 for the three and nine-month periods ended September 30, 2021 (R$57,718 and R$183,037 for the three and nine-month periods ended September 30, 2020). Additionally, costs related to interchange fees of card issuers were the amount of R$820,272 and R$2,063,516 for the three and nine-month periods ended September 30, 2021 (R$475,813 and R$1,144,801 in the three and nine-month periods ended September 30, 2020) and card scheme fees in the amount of R$164,722 and R$455,353 for the three and nine-month periods ended September 30, 2021 (R$121,868 and R$304,858 in the three and nine-month periods ended September 30, 2020).

(ii)
Includes R$140,743 and R$326,282 of compensation expenses related to the LTIP and LTIP goals for the three and nine-month periods ended September 30, 2021 (R$101,381 and R$132,792 for the three and nine-month periods ended September 30, 2020). The increase in personnel expenses is mainly related to the LTIP and LTIP goals expenses and Hubs’ workforce expansion.

(iii)
Relates mainly to the early collection of receivables, which amounted to R$115,535 and R$198,525 in the three and nine-month periods ended September 30, 2021 (R$4,572 and R$37,394 in the three and nine-month periods ended September 30, 2020). Additionally, R$18,688 and R$64,073 are related to expenses with exchange rate in foreign currency in the three and nine-month periods ended September 30, 2021 (R$0 in the three and nine-month periods ended September 30, 2020).

(iv)
Chargebacks refer to losses recognized during the period related to card processing operations (acquiring and issuing), losses on digital accounts and provision for delinquency rate of credit portfolio, as detailed in Note 24. In the first quarter of 2021, the increase in the amount of R$73,356 is represented by inappropriate use of a system functionality implemented in the past, allowing unappropriated transactions by digital accounts customers and unexpected chargebacks on digital account losses for specific group of customers with higher credit risk for a new product. For all these facts, the corresponding root cause was identified and appropriately addressed by Pagseguro management, and there were no losses from these matters in second and third quarters of 2021.

(v)
In the nine-month period ended September 30, 2021, includes R$29,114 related to the reversal in the tax payable as detailed in Note 16. In the nine-month period ended September 30, 2020, includes R$84,294 related to the reversal of taxation of PIS/COFINS on financial income.

(vi)	Depreciation and amortization amounts incurred in the period are segregated between costs and expenses as presented below:

PagSeguro Digital Ltd.
Notes to the unaudited condensed consolidated interim financial statements
As of September 30, 2021 and for the three and nine-month periods ended September 30, 2021 and 2020
(All amounts in thousands of reais unless otherwise stated)

22. Expenses by nature (continued)

	Three-month period		Nine-month period
	September 30, 2021	September 30, 2020	September 30, 2021	September 30, 2020
Depreciation
Cost of sales and services (i)	(121,758)	(52,310)	(331,988)	(110,406)
Selling expenses	(36)	(7)	(51)	(19)
Administrative expenses	(6,869)	(4,578)	(17,007)	(12,883)
	(128,663)	(56,895)	(349,046)	(123,308)
Amortization
Cost of sales and services	(77,944)	(45,775)	(207,302)	(122,554)
Administrative expenses	(3,939)	(819)	(14,616)	(2,527)
	(81,883)	(46,594)	(221,918)	(125,081)

PIS and COFINS credits (ii)	7,246	1,961	27,838	5,874

Depreciation and amortization expense, net	(203,300)	(101,528)	(543,126)	(242,513)

(i)
The depreciation of POS in the three and nine-month periods ended September 30, 2021, amounted to R$117,172 and R$319,703 (R$48,486 and R$99,510 in the three and nine-month periods ended September 30, 2020).

(ii)
PagSeguro Brazil has a tax benefit on PIS and COFINS that allows it to reduce the depreciation and amortization expenses when incurred. This tax benefit is recognized directly as a reduction of depreciation and amortization expense.

23. Financial instruments by category
The PagSeguro Group estimates the fair value of its financial instruments using available market information and appropriate valuation methodologies for each situation.
The interpretation of market data, as regards the choice of methodologies, requires considerable judgment and the establishment of estimates to reach an amount considered appropriate for each situation. Therefore, the estimates presented may not necessarily indicate the amounts that could be obtained in the current market. The use of different hypotheses to calculate market value or fair value may have a material impact on the amounts obtained. The assets and liabilities presented in this Note were selected based on their relevance. The PagSeguro Group believes that the financial instruments recognized in these consolidated financial statements at their carrying amount are substantially similar to their fair value. However, since they do not have an active market (except for the LFT included in financial investments, which is actively traded in the market), variations could occur in the event the PagSeguro Group were to decide to settle or realize them in advance.

PagSeguro Digital Ltd.
Notes to the unaudited condensed consolidated interim financial statements
As of September 30, 2021 and for the three and nine-month periods ended September 30, 2021 and 2020
(All amounts in thousands of reais unless otherwise stated)

23. Financial instruments by category (continued)
The PagSeguro Group classifies its financial instruments into the following categories:

	September 30, 2021	December 31, 2020
Financial assets
Amortized cost:
Cash and cash equivalents	1,122,388	1,640,065
Accounts receivables	20,302,547	16,076,540
Other receivables	143,699	164,805
Judicial deposits	38,413	7,449
Investment	1,420	1,400

Fair value through other comprehensive income
Financial investments	1,000,877	979,837

	22,609,344	18,870,096

	September 30, 2021	December 31, 2020
Financial liabilities
Amortized cost:
Payables to third parties	11,068,114	10,101,510
Trade payables	377,589	335,539
Trade payables to related parties	369,501	58,336
Deposits	2,670,145	766,086
Deferred revenue	202,860	213,555
Other liabilities	141,910	159,198
	14,830,120	11,634,224

24. Financial risk management
The PagSeguro Group’s activities expose it to a variety of financial risks: market risk, fraud risk (chargebacks), credit risk and liquidity risk. The PagSeguro Group's overall risk management program focuses on the unpredictability of financial markets and seeks to minimize potential adverse effects on the PagSeguro Group's financial performance.
Market risk
Market risk is the risk that the fair value or future cash flows of a financial instrument will fluctuate because of changes in market prices. In the Group, market risk comprises interest rate risk and foreign currency risk and other price risk, such as equity price risk.
Interest rate risk
Interest rate risk is the risk that the fair value or future cash flows of a financial instrument will fluctuate because of changes in market interest rates. The Group's exposure to the risk of changes in market interest rates arises primarily from financial investments and deposits, both subject to variable interest rates, principally the CDI rate.

PagSeguro Digital Ltd.
Notes to the unaudited condensed consolidated interim financial statements
As of September 30, 2021 and for the three and nine-month periods ended September 30, 2021 and 2020
(All amounts in thousands of reais unless otherwise stated)

24. Financial risk management (continued)
The Group conducted a sensitivity analysis of the interest rate risks to which the financial instruments are exposed as of September 30, 2021. For this analysis, the Group adopted as a probable scenario for the future interest rates of 8.60% for the CDI (increase of 40%). As a result, financial income (with respect to financial investments) and financial expense (with respect to certificate of deposit and corporate securities) would be impacted as follows:

Transaction	Interest rate risk	Book Value	Scenario with maintaining of CDI (6.15%)	Probable scenario with increase of 40% (to 8.6%)
Cash and cash equivalents	100% of CDI	1,122,388	69,027	96,525
Financial investments	100% of CDI	1,000,877	61,554	86,075
Certificate of Deposit	169% of CDI	2,157,342	(224,223)	(313,548)
Interbank deposits	115% of CDI	300,163	(31,197)	(43,626)
Corporate securities	155% of CDI	212,640	(20,270)	(28,345)
Bank accounts	57% of CDI	3,810,758	(133,586)	(186,803)
Total			(278,695)	(389,722)
Foreign exchange risk
Foreign currency risk is the risk that the fair value or future cash flows of an exposure will fluctuate because of changes in foreign exchange rates. The Group’s exposure to the risk when future commercial transactions or recognized assets or liabilities are denominated in a currency that is not the entity's functional currency. Our risk is mainly related to Boa Compra and BCPS that have revenues in other currencies and cash and cash equivalents maintained in other countries. PagSeguro Group is not materially exposed to foreign exchange risk.
Equity price risk
The Group’s non-listed equity investments are susceptible to market price risk arising from uncertainties about future values of the investment. As of September 30, 2021, and December 31, 2020, the exposure to equity price from such investments was not material.
Fraud risk (chargeback)
The PagSeguro Group's sales transactions are susceptible to potentially fraudulent or improper sales and it uses the following two processes to control the fraud risk:
(i)The first process consists of monitoring, on a real time basis, the transactions carried out with credit and debit cards and payment slips, through an anti-fraud system. This process approves or rejects suspicious transactions at the time of the authorization, based on statistical models that are revised on a periodic basis.
(ii)The second process detects chargebacks and disputes not identified by the first process. This is a supplemental process and increases the PagSeguro Group's ability to avoid new frauds. PagSeguro’s expenses with chargeback, which was impacted by specific events in the nine-month period ended September 30, 2021, are disclosed in Note 22.
Credit risk
Credit risk is the risk that a counterparty will not meet its obligations under a financial instrument or customer contract, leading to a financial loss. The Group is exposed to credit risk from its operating activities (primarily accounts receivable) and from its financing activities, including deposits with banks and financial institutions, and other financial instruments such as loans and credit card receivables with our customers.
Credit risk is managed on a group basis and for its accounts receivable is limited to the possibility of default by: (a) the card issuers, which have the obligation of transferring to the credit and debit card labels the fees charged for the transactions carried out by their card holders, (b) the acquirers, which are used by the PagSeguro Group to approve transactions with the issuers and (c) analyses for our customers background to provide access to credit portfolio.

PagSeguro Digital Ltd.
Notes to the unaudited condensed consolidated interim financial statements
As of September 30, 2021 and for the three and nine-month periods ended September 30, 2021 and 2020
(All amounts in thousands of reais unless otherwise stated)

24. Financial risk management (continued)
In order to mitigate this risk, PagSeguro Brazil has established a Credit and Liquidity Risk Committee, whose responsibility is to assess the level of risk of each of the card issuers served by PagSeguro Group, classifying them into three groups:
(i)Card issuers with a low level of risk, with credit ratings assigned by FITCH, S&P and Moody's, which do not require additional monitoring.
(ii)Card issuers with a medium level of risk, which are also monitored in accordance with the financial metrics and ratios; and
(iii) Card issuers with a high level of risk, which are assessed by the committee at monthly meetings.
PagSeguro has a rating process for loans and credit, based on statistical application models (in the early stages of customer relationships) and behavior scoring (used for customers who already have a relationship history). A process for designing, calibrating, and implementing policies and guidelines for granting credit and calibrating collection rules.
A process for monitoring the portfolio's risk profile, with a prospective view, which generates early warning feedbacks to the credit granting policies and risk classification models in a timely manner.
Liquidity risk
The PagSeguro Group manages liquidity risk by maintaining reserves, bank and credit lines for the obtaining borrowings, when deemed appropriate. The PagSeguro Group continuously monitors actual and projected cash flows and matches the maturity profile of its financial assets and liabilities in order to ensure that the PagSeguro Group has enough funds to comply with its obligations to third parties and meet its operational needs.
The PagSeguro Group invests surplus cash in interest bearings financial investments, choosing instruments with appropriate maturity or enough liquidity to provide adequate margin as determined by the forecasts. On September 30, 2021, PagSeguro Group held cash and cash equivalents of R$1,122,388 (R$1,640,065 on December 31, 2020).
The table below shows the PagSeguro Group's non-derivative financial liabilities divided into the relevant maturity group based on the remaining period from the balance sheet date and the contractual maturity date. The amounts disclosed in the table are the contractual undiscounted cash flows.

	Due within 30 days	Due within 31 to 120 days	Due within 121 to 180 days	Due within 181 to 360 days	Due to 361 days or more days
On September 30, 2021
Payables to third parties	8,233,032	1,903,611	578,050	353,421	—
Trade payables	371,430	5,229	930	—	—
Trade payables to related parties	—	66,943	7	302,551	—
Deposits	214,553	1,282,133	307,648	654,042	211,769

On December 31, 2020
Payables to third parties	8,348,127	1,146,136	300,058	299,645	7,544
Trade payables	332,733	2,806	—	—	—
Trade payables to related parties	—	46,945	5,063	6,328	—
Deposits	5,231	77,812	53,000	435,953	194,090

PagSeguro Digital Ltd.
Notes to the unaudited condensed consolidated interim financial statements
As of September 30, 2021 and for the three and nine-month periods ended September 30, 2021 and 2020
(All amounts in thousands of reais unless otherwise stated)

25. Capital management
The PagSeguro Group monitors capital based on the gearing ratio which corresponds to net debt divided by total capital. Net debt is calculated as total borrowings (including current and non-current borrowings as shown in the consolidated balance sheet) less cash and cash equivalents. Total capital is calculated as equity as shown in the consolidated balance sheet plus net debt.
The PagSeguro Group had no loans outstanding as of September 30, 2021 or as of and December 31, 2020. Therefore, no gearing ratio is presented.

26. Non-cash Transactions

	September 30, 2021	September 30, 2020
Non-cash operation activities
Distribution of LTIP with treasury shares	13,410	70,443

Non-cash investing activities
Property and equipment acquired through lease	4,314	79,031
MTM of financial investments	370	(846)

27. Fair value measurement
Fair value is the price that would be received to sell an asset or paid to transfer a liability (exit price) in the principal or most advantageous market for the asset or liability, in an orderly transaction between market participants at the measurement date. A three-level hierarchy is used to measure fair value, as shown below:
•Level 1 - Quoted prices (unadjusted) in active markets for identical assets and liabilities.
•Level 2 - Inputs other than quoted prices included within Level 1 that are observable for the asset or liability, either directly (that is, as prices) or indirectly (that is, derived from prices).
•Level 3 - Inputs for the assets and liabilities that are not based on observable market data (that is, unobservable inputs).

PagSeguro Digital Ltd.
Notes to the unaudited condensed consolidated interim financial statements
As of September 30, 2021 and for the three and nine-month periods ended September 30, 2021 and 2020
(All amounts in thousands of reais unless otherwise stated)

27. Fair value measurement (continued)
The following table provides the fair value measurement hierarchy of PagSeguro Group’s financial assets and financial liabilities as of September 30, 2021:

	September 30, 2021
	Quoted prices in active markets (Level 1)	Significant observable inputs (Level 2)	Significant unobservable inputs (Level 3)
Financial assets
Cash and cash equivalents	421,917	700,471	—
Financial investments	1,000,877	—	—
Accounts receivable	—	20,302,547	—
Other receivables	—	143,699	—
Judicial deposits	—	38,413	—
Investment	—	—	1,420

Financial liabilities
Payables to third parties	—	11,068,114	—
Trade payables	—	377,589	—
Trade payables to related parties	—	369,501	—
Deposits	—	2,670,146
Deferred revenue	—	202,860	—
Other liabilities	—	141,910	—

PagSeguro Digital Ltd.
Notes to the unaudited condensed consolidated interim financial statements
As of September 30, 2021 and for the three and nine-month periods ended September 30, 2021 and 2020
(All amounts in thousands of reais unless otherwise stated)

	December 31, 2020
	Quoted prices in active markets (Level 1)	Significant observable inputs (Level 2)	Significant unobservable inputs (Level 3)
Financial assets
Cash and cash equivalents	321,674	1,318,391	—
Financial investments	979,837	—	—
Accounts receivable	—	16,076,540	—
Other receivables	—	164,805	—
Judicial deposits	—	7,449	—
Investment	—	—	1,400

Financial liabilities
Payables to third parties	—	10,101,510	—
Trade payables	—	335,539	—
Trade payables to related parties	—	58,336	—
Deposits	—	766,086	—
Deferred revenue	—	213,555	—
Other liabilities	—	159,198	—
The PagSeguro Group believes that the financial instruments recognized in these consolidated financial statements at their carrying amount are substantially similar to their fair value. For the financial assets that is basically due to the nature of the receivables that are due from top tier financial institutions subject to low credit risk and are mostly receivable in a short-term period and are measured based on the consideration that the Group expects to receive as part of the transaction processing services.
Financial assets also include the financial investments represented by government bonds with quoted prices in an active market and recognized in the balance sheet based on its fair value.
Financial liabilities are mostly represented by deposits and short-term payables to merchants which are paid in accordance with the contract set out with the merchant and other short-term payables to service providers in the normal course of business and, as such, also approximate from their fair values. There were no transfers between Levels 1, 2 and 3 during the nine-month period ended September 30, 2021.

SIGNATURES
Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.
Date: November 12, 2021

PagSeguro Digital Ltd.

By:	/s/ Artur Schunck
Name:	Artur Schunck
Title:	Chief Financial and Investor Relations Officer, Chief Accounting Officer and Director